Exhibit (h)
TRANSFER AGENT SERVICING AGREEMENT

              THIS AGREEMENT is made and entered into as of this 24th day of January, 2003, by and between Permanent Portfolio Family of Funds, Inc., a Maryland corporation (the “Company”) and U.S. Bancorp Fund Services, LLC, a Wisconsin limited liability company (“USBFS”).

              WHEREAS, the Company is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company, and is authorized to issue shares of common stock in separate series, with each such series representing interests in a separate portfolio of securities and other assets; and

              WHEREAS, USBFS is, among other things, in the business of administering transfer and dividend disbursing agent functions for the benefit of its customers; and

              WHEREAS, the Company desires to retain USBFS to provide transfer and dividend disbursing agent services to each series of the Company listed on Exhibit A hereto (as amended from time to time) (each a “Fund”, collectively the “Funds”).

              NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.	Appointment of USBFS as Transfer Agent

The Company hereby appoints USBFS as transfer agent of the Company, on the terms and conditions set forth in this Agreement, and USBFS hereby accepts such appointment and agrees to perform the services and duties set forth in this Agreement.

2.	Services and Duties of USBFS

USBFS shall perform all of the customary services of a transfer agent and dividend disbursing agent for the Funds, and as relevant, agent in connection with accumulation, open account or similar plans (including without limitation, any periodic investment plan or periodic withdrawal program), including but not limited to:

A.	Receive orders for the purchase of shares.

B.	Process purchase orders with prompt delivery, where appropriate, of payment and supporting documentation to the Company’s custodian, and issue the appropriate number of either: (i) uncertificated shares with such uncertificated shares being held in the appropriate shareholder account; or (ii) certificated shares to be held by the shareholder where requested by the shareholder.

C.	Arrange for issuance of shares obtained through transfers of funds from Fund shareholders’ accounts at financial institutions and arrange for the exchange of shares for shares of other eligible investment companies, when permitted by the Fund’s current prospectus (“Prospectus”).

D.	Process redemption requests received in good order and, where relevant, deliver appropriate documentation to the Company’s custodian.

E.	Pay monies upon receipt from the Company’s custodian, where relevant, in accordance with the instructions of redeeming shareholders.

F.	Process transfers of shares in accordance with the shareholder’s instructions.

G.	Process exchanges between Funds and/or classes of shares of Funds within the Company.

H.	Prepare and transmit payments for dividends and distributions declared by the Company with respect to the Funds, after deducting any amount required to be withheld by any applicable laws, rules and regulations and in accordance with shareholder instructions.

I.	Make changes to shareholder records, including but not limited to, address changes in plans (e.g., systematic withdrawal, automatic investment, dividend reinvestment).

J.	Record the issuance of shares in each of the Funds and maintain, pursuant to Rule 17Ad-10(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a record of the total number of shares in each of the Funds which are authorized, issued and outstanding.

K.	Prepare shareholder meeting lists and, if applicable, mail, receive and tabulate proxies.

L.	Mail shareholder reports and Prospectuses to current shareholders.

M.	Prepare and file U.S. Treasury Department Forms 1099 and other appropriate information returns required with respect to dividends and distributions for all shareholders.

N.	Provide shareholder account information upon request and prepare and mail confirmations and statements of account to shareholders for all purchases, redemptions and other confirmable transactions as agreed upon with the Company.

O.	Mail requests for shareholders’ certifications under penalties of perjury and pay on a timely basis to the appropriate federal authorities, any taxes to be withheld on dividends and distributions paid by the Company, all as required by applicable federal tax laws and regulations.

P.	Provide a Blue Sky system that will enable the Company to monitor the total number of shares of the Funds sold in each state. In addition, the Company or its agent, including USBFS, shall identify to USBFS in writing those transactions and assets, if any, to be treated as exempt from the Blue Sky reporting for each state. The responsibility of USBFS for the Company’s Blue Sky state registration status is solely limited to the initial compliance by the Company and the reporting of such transactions to the Company or its agent.

Q.	Answer correspondence from shareholders, securities brokers and others relating to USBFS’s duties hereunder and such other correspondence as may from time to time be mutually agreed upon between USBFS and the Company.

R.	Reimburse the Funds each month for all material losses resulting from “as of” processing errors for which USBFS is responsible in accordance with the “as of” processing guidelines set forth on Exhibit C hereto.

3.	Compliance with Government Rules and Regulations

USBFS undertakes to comply with all applicable requirements of the federal securities laws, including but not limited to, the Exchange Act and the 1940 Act, and any laws, rules and regulations of any governmental authorities having jurisdiction with respect to the duties to be performed by USBFS hereunder.

4.	Compensation

USBFS shall be compensated for providing the services set forth in this Agreement in accordance with the fee schedule set forth on Exhibit B hereto. The Company shall pay, or cause to be paid, all fees and reimbursable expenses within thirty (30) calendar days following receipt of the billing notice, except for any fee or expense subject to a good faith dispute. The Company shall notify USBFS in writing within thirty (30) calendar days following receipt of each invoice if the Company is disputing any amounts in good faith. The Company shall settle such disputed amounts within ten (10) calendar days of the day on which the parties agree to the amount to be paid. With the exception of any fee or expense the Company is disputing in good faith as set forth above, unpaid invoices shall accrue a finance charge of one and one-half percent (1½%) per month, after the due date. Notwithstanding anything to the contrary, amounts owed by the Company to USBFS shall only be paid out of assets and property of the particular Fund involved.

5.	Indemnification; Limitation of Liability

A.	USBFS shall exercise reasonable care in the performance of its duties under this Agreement. USBFS shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Company in connection with matters to which this Agreement relates, including losses resulting from mechanical breakdowns or the failure of communication or power supplies beyond USBFS’s control, except for a loss arising out of or relating to USBFS’s refusal or failure to comply with the terms of this Agreement, or from bad faith, negligence, or willful misconduct on its part in the performance of its duties under this Agreement. Notwithstanding any other provision of this Agreement, if USBFS has exercised reasonable care in the performance of its duties under this Agreement, the Company shall indemnify and hold harmless USBFS from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys’ fees) which USBFS may sustain or incur or which may be asserted against USBFS by any person arising out of any action taken or omitted to be taken by it in performing the services hereunder, except for any and all claims, demands, losses, expenses, and liabilities arising out of or relating to USBFS’s refusal or failure to comply with the terms of this Agreement, or from bad faith, negligence or from willful misconduct on its part in performance of its duties under this Agreement: (i) in accordance with the foregoing standards; or (ii) in reliance upon any written or oral instruction provided to USBFS by any duly authorized officer of the Company, such duly authorized officer to be included in a list of authorized officers furnished to USBFS and as amended from time to time in writing by resolution of the Board of Directors of the Company (the “Board of Directors” or “Directors”).

USBFS shall indemnify and hold the Company, its agents and its affiliates, harmless from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys’ fees) that the Company may sustain or incur or that may be asserted against the Company by any person arising out of any action taken or omitted to be taken by USBFS as a result of USBFS’s refusal or failure to comply with the terms of this Agreement, its bad faith, negligence, or willful misconduct.

In the event of a mechanical breakdown or failure of communication or power supplies beyond its control, USBFS shall take all reasonable steps to minimize service interruptions for any period that such interruption continues beyond USBFS’s control. USBFS will make every reasonable effort to restore any lost or damaged data and correct any errors resulting from such a breakdown at the expense of USBFS. USBFS agrees that it shall, at all times, have reasonable contingency plans with appropriate parties, making reasonable provision for emergency use of electrical data processing equipment to the extent appropriate equipment is available. Representatives of the Company shall be entitled to inspect USBFS’s premises and operating capabilities at any time during regular business hours of USBFS, upon reasonable notice to USBFS.

Notwithstanding the above, USBFS reserves the right to reprocess and correct administrative errors at its own expense.

B.	In order that the indemnification provisions contained in this section shall apply, it is understood that if in any case the indemnitor may be asked to indemnify or hold the indemnitee harmless, the indemnitor shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnitee will use all reasonable care to notify the indemnitor promptly concerning any situation that presents or appears likely to present the probability of a claim for indemnification. The indemnitor shall have the option to defend the indemnitee against any claim that may be the subject of this indemnification. In the event that the indemnitor so elects, it will so notify the indemnitee and thereupon the indemnitor shall take over complete defense of the claim, and the indemnitee shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this section. The indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnitor will be asked to indemnify the indemnitee except with the indemnitor’s prior written consent.

6.	Proprietary and Confidential Information

USBFS agrees on behalf of itself and its directors, officers and employees to treat confidentially and as proprietary information of the Company, all records and other information relative to the Company and prior, present or potential shareholders (and clients of said shareholders) and not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, except after prior notification to, and approval in writing by the Company, which approval shall not be unreasonably withheld and may not be withheld where USBFS may be exposed to civil or criminal contempt proceedings for failure to comply after being requested to divulge such information by duly constituted authorities, or when so requested by the Company.

Further, USBFS will adhere to the privacy policies adopted by the Company pursuant to Title V of the Gramm-Leach-Bliley Act, as may be modified from time to time (the “Act”). Notwithstanding the foregoing, USBFS will not share any nonpublic personal information concerning any of the Company’s shareholders with any third party unless specifically directed by the Company or allowed under one of the exceptions noted under the Act.

7.	Anti-Money Laundering Program

The Company acknowledges that it has had an opportunity to review, consider and comment upon the procedures provided by USBFS describing various tools designed to promote the detection and reporting of potential money laundering activity by monitoring certain aspects of shareholder activity (the “Monitoring Procedures”) as well as written procedures for verifying a customer’s identity (the “Customer Identification Procedures”), together referred to as the “Procedures,” and the Company has determined that the Procedures, as part of the Company’s overall anti-money laundering program, are reasonably designed to prevent the Fund from being used for money laundering or the financing of terrorist activities and to achieve compliance with the applicable provision of the Bank Secrecy Act and the implementing regulations thereunder.

Based on this determination, the Company hereby instructs and directs USBFS to implement the Procedures on the Company’s behalf, as such may be amended or revised from time to time.
It is contemplated that these Procedures will be amended from time to time by the parties as additional regulations are adopted and/or regulatory guidance is provided relating to the Company’s anti-money laundering responsibilities.
USBFS agrees to provide to the Company:

(a)	Prompt written notification of any transaction or combination of transactions that USBFS believes, based on the Procedures, evidence money laundering activity in connection with the Company or any shareholder of the Fund;

(b)	Prompt written notification of any customer(s) that USBFS reasonably believes, based upon the Procedures, to be engaged in money laundering activity, provided that the Company agrees not to communicate this information to the customer;

(c)	Any reports received by USBFS from any government agency or applicable industry self-regulatory organization pertaining to USBFS’s anti-money laundering monitoring on behalf of the Company;

(d)	Prompt written notification of any action taken in response to anti-money laundering violations as described in (a), (b) or (c); and

(e)	An annual report of its monitoring and customer identification activities on behalf of the Company. USBFS shall provide such other reports on the monitoring and customer identification activities conducted at the direction of the Company as may be agreed to from time to time by USBFS and the Company.

The Company hereby directs, and USBFS acknowledges, that USBFS shall: (i) permit federal regulators access to such information and records maintained by USBFS and relating to USBFS’s implementation of the Procedures on behalf of the Company, as they may request; and (ii) permit such federal regulators to inspect USBFS’s implementation of the Procedures on behalf of the Company.

8.	Term of Agreement; Amendment

This Agreement shall become effective as of the date first written above and will continue in effect for a period of three (3) years. Subsequent to the initial three-year term, this Agreement may be terminated by either party upon giving ninety (90) days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties. However, this Agreement, including any Exhibits hereto, may only be amended by mutual written consent of the parties. Notwithstanding the foregoing, either party may terminate this Agreement during its initial three-year term in the event of a material breach of this Agreement by the other party.

9.	Records

USBFS shall keep records relating to the services to be performed hereunder in the form and manner, and for such period, as it may deem advisable and is agreeable to the Company, but not inconsistent with the rules and regulations of appropriate government authorities, in particular, Section 31 of the 1940 Act and the rules thereunder. USBFS agrees that all such records prepared or maintained by USBFS relating to the services to be performed by USBFS hereunder are the property of the Company and will be preserved, maintained and made available in accordance with such applicable sections and rules of the 1940 Act and will be promptly surrendered to the Company on and in accordance with its request. Further, federal examiners shall have access to information and records relating to anti-money laundering activities performed by USBFS hereunder and USBFS consents to any inspection authorized by law or regulation in connection thereof.

10.	Governing Law

This Agreement shall be construed in accordance with the laws of the State of Wisconsin, without regard to conflicts of law principles. To the extent that the applicable laws of the State of Wisconsin, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the Securities and Exchange Commission thereunder.

11.	Duties in the Event of Termination

In the event that, in connection with termination, a successor to any of USBFS’s duties or responsibilities hereunder is designated by the Company by written notice to USBFS, USBFS will promptly, upon such termination and at the expense of the Company, transfer to such successor all relevant books, records, correspondence and other data established or maintained by USBFS under this Agreement in a form reasonably acceptable to the Company (if such form differs from the form in which USBFS has maintained, the Company shall pay any expenses associated with transferring the data to such form), and will cooperate in the transfer of such duties and responsibilities, including provision for assistance from USBFS’s personnel in the establishment of books, records and other data by such successor.

12.	Data Necessary to Perform Services

The Company or its agent, which may be USBFS, shall furnish to USBFS, the data necessary to perform the services described herein at such times and in such form as mutually agreed upon. If USBFS is also acting in another capacity for the Company, nothing herein shall be deemed to relieve USBFS of any of its obligations in such capacity.

13.	Assignment

This Agreement may not be assigned by either party without the prior written consent of the other party.

14.	Notices

Any notice required or permitted to be given by either party to the other shall be in writing and shall be deemed to have been given on the date delivered personally or by courier service, or three (3) days after sent by registered or certified mail, postage prepaid, return receipt requested, or on the date sent and confirmed received by facsimile transmission to the other party’s address set forth below:

Notice to USBFS shall be sent to:

U.S Bancorp Fund Services, LLC
Attn: President
615 East Michigan Street
Milwaukee, Wisconsin 53202

and notice to the Company shall be sent to:

Permanent Portfolio Family of Funds, Inc.
Attn: Michael J. Cuggino, Treasurer
Transamerica Center
600 Montgomery Street, 27th Floor
San Francisco, California 94111

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

    PERMANENT PORTFOLIO
    FAMILY OF FUNDS, INC.                                                       U.S. BANCORP FUND SERVICES, LLC

    By: /s/ Michael J. Cuggino                                                     By: /s/ Joe D. Redwine
           Michael J. Cuggino, Treasurer                                              Joe D. Redwine, President

Exhibit A to the Transfer Agent Servicing Agreement Fund Names Separate Series of Permanent Portfolio Family of Funds, Inc.

Name of Series	Date Added
Permanent Portfolio (No load shares)	January 24, 2003
Treasury Bill Portfolio (No load shares)	January 24, 2003
Versatile Bond Portfolio (No load shares)	January 24, 2003
Aggressive Growth Portfolio (No load shares)	January 24, 2003

US Bancorp Fund Services, LLC
TRANSFER AGENT & SHAREHOLDER SERVICES ANNUAL FEE SCHEDULE

EXHIBIT B

U.S. Bancorp Fund Services, LLC
(Confidential-Pricing Valid for 45 Days)

Exhibit C
to the
Transfer Agent Servicing Agreement

As Of Processing Policy

USBFS will reimburse each Fund for any net material loss that may exist on the Fund’s books and for which USBFS is responsible, at the end of each calendar month. “Net Material Loss” shall be defined as any remaining loss, after netting losses against any gains, which impacts a Fund’s net asset value per share by more than one-half (½) cent. Gains and losses will be reflected on the Fund’s daily share sheet, and the Fund will be reimbursed for any net material loss on a monthly basis. USBFS will reset the as of ledger each calendar month so that any losses which do not exceed the materiality threshold of one-half (½) cent will not be carried forward to the next succeeding month. USBFS will notify the investment adviser to the Fund on the daily share sheet of any losses for which the investment adviser may be held accountable.